EXHIBIT 12.1


                                                    Cincinnati Bell Inc.
                                             Computation of Ratio of Earnings to
                                                        Fixed Charges
                                                    (Dollars in millions)
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

                                                                                                   Pro Forma
                                                                                              --------------------
                                                                                     Six                      Six
                                                                                    months                   Months
                                                                                    ended      Year Ended    Ended
                                                  Year Ended December 31,          June 30,   December 31,  June 30,
                                             1998    1997    1996    1995    1994    1999         1998        1999
                                             ----    ----    ----    ----    ----  ----------------------------------

Pre-tax income (loss) from continuing
  operations before minority interests in
  consolidated subsidiaries and income or
  loss from equity investees..............   $126.1  $158.6 $153.2 $(45.1)  $ 67.4   $53.0      $  3.1       $(90.6)

Fixed charges:

   Interest expense, including
     amortization.........................     24.2    30.1   27.9    45.4    40.1     18.0        95.0         58.5
   Interest portion of rental expense.....      3.9     3.9    3.0     4.0     4.2      2.7        48.0         27.1
                                              -----   -----   -----  -----  ------    -----      ------         ----
                                               28.1    34.0    30.9   49.4    44.3     20.7       143.0         85.6

Pre-tax income (loss) from continuing
   operations before minority interests in
   consolidated subsidiaries and income
   or loss from equity investees plus
   fixed charges..........................   $154.2  $192.6  $184.1 $ 4.3   $111.7    $73.7      $146.1      $ (5.0)
                                             ======  ======  ====== ======  ======    =====      ======      ========

Fixed Charges

   Interest expensed and capitalized......     24.2    30.1    27.9  45.4     40.1     18.0       107.5        68.1
   Interest portion of rental expense.....      3.9     3.9     3.0   4.0      4.2      2.7        48.0        27.1
   Preferred stock dividend requirements of
     majority owned subsidiaries..........       -       -       -      -        -        -        48.8        26.7
Total fixed charges.......................   $ 28.1  $ 34.0  $ 30.9 $49.4   $ 44.3    $20.7      $204.3      $121.9
                                             ======= ======= ====== ======  ======    =====      ======      ======

Ratio of earnings to fixed charges........      5.5    5.7     6.0     -       2.5      3.6           -          -

Deficiency of earnings to fixed charges...       -       -       -  $45.1        -        -      $ 58.2      $126.9

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